Filed Pursuant to Rule 433

Registration No. 333-230098

Dated: January 15, 2020

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” in the Prospectus Supplement, subject to completion, dated January 15, 2020 to the Prospectus dated April 11, 2019.

Issuer:	JPMorgan Chase & Co.

Security:	Depositary Shares, each representing a one-tenth interest in a share of JPMorgan Chase & Co. Fixed-to-Floating Rate Non-Cumulative Preferred Stock, Series HH

Size:	3,000,000 Depositary Shares

Liquidation Preference:	$10,000 per share of Preferred Stock (equivalent to $1,000 per Depositary Share)

Maturity:	Perpetual

Day Count:	From January 23, 2020 to, but excluding February 1, 2025, 30/360 From and including February 1, 2025, Actual/360

Trade Date:	January 15, 2020

Settlement Date:	January 23, 2020 (T+5)

Dividend Rate (Non-Cumulative):	From January 23, 2020 to, but excluding, February 1, 2025, 4.60% per annum, and from and including February 1, 2025, at a floating rate equal to a benchmark rate (which is expected to be Three-Month Term SOFR) plus a spread of 3.125% per annum

Dividend Payment Dates:	Beginning August 1, 2020, each February 1 and August 1 until February 1, 2025, and thereafter each February 1, May 1, August 1 and November 1, beginning May 1, 2025, in each case when, as, and if declared by the issuer’s board of directors or duly authorized board committee

Optional Redemption:	On any Dividend Payment Date on or after February 1, 2025, in whole or from time to time in part, or at any time following notice given within 90 days after a “capital treatment event” (subject to limitations described in the prospectus supplement, subject to completion, dated January 15, 2020) in whole but not in part, at a redemption price equal to $10,000 per share (equivalent to $1,000 per depositary share), plus any declared and unpaid dividends, without accumulation of undeclared dividends

Public Offering Price:	$1,000 per Depositary Share

Net Proceeds (Before Expenses) to Issuer:	$2,970,000,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:	ABN AMRO Securities (USA) LLC Banca IMI S.p.A. BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC Capital One Securities, Inc.

CIBC World Markets Corp.

Citizens Capital Markets, Inc.

Comerica Securities, Inc.

Danske Markets Inc.

Fifth Third Securities, Inc.

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

nabSecurities, LLC

NatWest Markets Securities Inc.

Nordea Bank Abp

PNC Capital Markets LLC

Rabo Securities USA, Inc.

RBC Capital Markets, LLC

Regions Securities LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

TD Securities (USA) LLC

The Huntington Investment Company

U.S. Bancorp Investments, Inc.

UniCredit Capital Markets LLC

Academy Securities, Inc.

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

CUSIP/ISIN for the Depositary Shares:	48128BAG6 / US48128BAG68

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on January 23, 2020 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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